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                                                                    EXHIBIT 99.2

RADVISION's Award Winning SCOPIA Desktop V7.0 Leverages Latest Advancements in PC Technology from Microsoft and Intel

SCOPIA Desktop with Windows 7 Offers Advanced Graphic Hardware Acceleration and Full Support for Multi-core Processing for an Exceptional HD Video Experience

Press Release
Source: RADVISION Ltd.
On 8:00 am EDT, Thursday October 22, 2009

TEL AVIV--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G and emerging next-generation IMS networks, today announced its latest version of its award winning SCOPIA Desktop V7.0, has been fully optimized with Microsoft(R) Windows(R) 7 and the latest Intel(R) technologies including the new high performance Intel(R) Core(TM) i7 and Intel(R) Atom(TM) Processors.

RADVISION's SCOPIA Desktop fully supports high definition video at the desktop providing an uncompromised video experience for users wherever they are. However, HD video requires significantly more processing power than standard definition video. RADVISION, a Microsoft Gold Certified Partner and an Intel Software Partner Program member, has utilized the advanced technologies in both Windows 7 and Intel processors to provide the highest quality video and most efficient use of PC resources available.

SCOPIA Desktop V7.0 has been optimized to leverage Windows 7's full support for advanced multi-core processing. This allows SCOPIA Desktop to fully separate processes such as audio, video and data encoding and decoding, network connectivity and encryption into multiple threads taking advantage of the Intel Core i7 and its intelligent multi-core technology. SCOPIA Desktop also utilizes the advanced graphic hardware acceleration from Windows 7. This capability particularly benefits users on netbooks with the Intel Atom Processor resulting in lower CPU utilization and better video performance. The ultimate combination of SCOPIA Desktop V7.0, Windows 7 and the Intel Core i7 deliver an exceptional HD video conference experience on a PC.

"Customers want the best video experience they can get regardless of where they are," said Roberto Giamagli, General Manager, Networking Business Unit of RADVISION. "The optimization we have achieved in both Windows 7 and Intel processors provides our customers with the highest quality video and most efficient use of PC resources available. This allows customers to enjoy full HD video while utilizing less PC resources and extends video conferencing to a much broader range of installed PCs in the market."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

Microsoft(R) and Windows(R) are trademarks of Microsoft Corporation in the U.S. and other countries. Intel(R), Intel(R) Core(TM) i7 and Intel(R) Atom(TM) are trademarks of Intel Corporation in the U.S. and other countries.


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This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Corporate:
RADVISION(R) Ltd.
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1 212-704-7385
sean@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net